File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

04 MAR 23 AM 7:21

17 March 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04010834

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

dlw 3/25

Severn Trent Acquires Aerotech Laboratories

On 16 March 2004, Severn Trent Laboratories acquired Aerotech Laboratories Inc (net assets on acquisition are provisionally estimated at around £6m). Aerotech Laboratories is based in Arizona, USA, and its principal business is indoor air quality testing.

Enquiries:

Julian Wais
Head of Investor Relations 0121 722 4295

Ends